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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K

                    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
                         TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

For the month of:  July, 2005

Commission File Number:  000-50393

                                 NEUROCHEM INC.

                          275 Armand-Frappier Boulevard
                                  Laval, Quebec
                                     H7V 4A7


Indicate by check mark whether the registrant files or will file annual reports
under cover of Form 20-F or Form 40 F.           Form 20-F [ ]    Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as
permitted by Regulation S-T Rule 101(b)(1):      Yes [ ]    No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as
permitted by Regulation S-T Rule 101(b)(7):      Yes [ ]    No [X]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.
                                                 Yes [ ]    No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                   SIGNATURES:

       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                   NEUROCHEM INC.
July 5, 2005

                                     By:         /S/ DAVID SKINNER
                                         -----------------------------------
                                         David Skinner
                                         General Counsel and Corporate Secretary

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                                                NEUROCHEM INC.
                                                275 Armand-Frappier Blvd.
                                                Laval, Quebec, Canada H7V 4A7
[NEUROCHEM "LOGO"]
--------------------------------------------------------------------------------
For further information, please contact:

Lise Hebert, PhD                                             Tel: (450) 680-4571
Vice President, Corporate Communications                     Fax: (450) 680-4501
lhebert@neurochem.com


           NEUROCHEM COMPLETES PATIENT RECRUITMENT FOR NORTH AMERICAN
                   PHASE III CLINICAL TRIAL FOR ALZHEMED(TM)
                              MILESTONE ON SCHEDULE

LAVAL, CANADA, JULY 5, 2005 -- Neurochem Inc. (NASDAQ: NRMX; TSX: NRM) announced today the completion of recruitment of the 950 patients with mild-to-moderate Alzheimer's Disease (AD) for its North American Phase III clinical trial for Alzhemed(TM), the Company's investigational product candidate for the treatment of AD. The trial is being conducted in 51 U.S. and 17 Canadian clinical centers across North America. The Company has completed the selection of sites for a similarly sized Phase III clinical trial in Europe and expects to begin patient recruitment in the fall of 2005.

"Completion of patient recruitment for the Phase III Alzhemed(TM) clinical trial in North America is a major milestone for the Company," said Francesco Bellini, Chairman, President and CEO of Neurochem. "To have recruited this large number of patients in less than one year is an indication of the priority we have placed upon developing this product candidate as well as the interest that Alzhemed(TM) has raised to-date among researchers and physicians. We believe Alzhemed(TM) may be able to provide patients with real hope."

The multi-center, randomized, double-blind, placebo-controlled and parallel designed North American Phase III clinical trial is investigating the safety and efficacy of Alzhemed(TM) for the treatment of AD in mild-to-moderate patients. The patients have been randomized to receive either placebo or one of two different dose levels of Alzhemed(TM) (100mg or 150mg twice daily) for a period of 18 months. All participants must be treated with conventional AD therapies and must be on stable dose for at least four months prior to the screening visit. The two primary efficacy parameters are the change from baseline to month 18 in the ADAS-cog and CDR-SB scores(1). The potential disease modification effect of Alzhemed(TM) is also assessed by brain volume change from baseline as measured by Magnetic Resonance Imaging.

ABOUT ALZHEMED(TM)

Alzhemed(TM) is an orally administered, small organic molecule that has been specifically designed to modify the course of AD through its anti-amyloid activity. As part of a

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"disease modifying" novel class of product candidates, Alzhemed(TM) is expected to act at two levels: in preventing and stopping the formation and the deposition of amyloid fibrils in the brain and in binding to soluble Aa protein to reduce the amyloid-induced toxicity on neuronal and brain inflammatory cells associated with amyloid build-up in AD.

ABOUT ALZHEIMER'S DISEASE

AD is a leading cause of death in older people. The disease is characterized by the progressive death of nerve cells in the brain, making it difficult for the brain's signals to be transmitted properly. A person with AD experiences problems with memory, judgment, thinking, and eventually with motor functions, all of which make it hard for the person to participate in day-to-day activities.

According to the National Institute on Aging's "Progress Report on Alzheimer's Disease, 2000," AD is the most common cause of dementia among people aged 65 and older. Scientists estimate that up to four and a half million people in the United States currently suffer with the disease and the prevalence (the number of people with the disease at any one time) doubles every five years beyond age
65. It is also estimated that approximately 360,000 new cases (incidence) will occur each year and that this number will increase as the population ages.

In a 2000 report, the Biotechnology Industry Organization estimated that in the United States the total cost of AD is approximately US$100 billion per year.

ABOUT NEUROCHEM

Neurochem is focused on the development and commercialization of innovative therapeutics for neurological disorders. The Company's pipeline of proprietary, disease-modifying oral products addresses critical unmet medical needs. 1,3-propanedisulfonate (1,3PDS; Fibrillex(TM)) is designated as an orphan drug and a Fast Track Product candidate and is also part of an FDA Continuous Marketing Applications Pilot 2 program. The Phase II/III clinical trial of Fibrillex(TM) for the treatment of AA Amyloidosis was recently concluded. The Company is in the process of submitting a New Drug Application (NDA) for Fibrillex(TM) that the FDA has agreed to file and review. 3-amino-1-propanesulfonic acid (3APS; Alzhemed(TM)), for the treatment of Alzheimer's Disease, is in a Phase III clinical trial and 3APS (Cerebril(TM)), for the prevention of Hemorrhagic Stroke caused by Cerebral Amyloid Angiopathy, has completed a Phase IIa clinical trial.

TO CONTACT NEUROCHEM

For additional information on Neurochem and its drug development programs, please call the North American toll-free number 1 877 680-4500 or visit our Web Site at: www.neurochem.com.

1. Alzheimer's Disease Assessment Scale, cognitive subpart (ADAS-cog); Clinical Deterioration Scale Sum of Boxes (CDR-SB))

Certain statements contained in this news release, other than statements of fact that are independently verifiable at the date hereof, may constitute forward-looking statements. Such statements, based as they are on the current expectations of management, inherently involve numerous risks and uncertainties, known and unknown, many of which are beyond Neurochem Inc.'s control. The risks include but are not limited to: the impact of general economic conditions, general conditions in the pharmaceutical industry, changes in the regulatory environment in the jurisdictions in which Neurochem Inc. does business, stock market volatility, fluctuations in costs, and changes to the competitive environment due to consolidation, as well as other risks disclosed in public filings of Neurochem Inc. Consequently, actual future results may differ materially from the anticipated results expressed in the forward-looking statements. The reader should not place undue reliance on, if any, the forward-looking statements included in this news release. These statements speak only as of the date made and Neurochem Inc. is under no obligation and disavows any intention to update or revise such statements as a result of any event, circumstances or otherwise. Please see the Annual Information Form for further risk factors that might affect the Company and its business.